Exhibit 12(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	Twelve Months Ended					Six Months Ended
	December 31,					June 30,
	2013	2014	2015	2016	2017	2018

Fixed charges, as defined:
Total Interest	$38,173	$58,384	$45,532	$37,529	$37,141	$18,981
Interest applicable to rentals	974	799	1,091	654	853	375

Total fixed charges, as defined	$39,147	$59,183	$46,623	$38,183	$37,994	$19,356

Earnings as defined:
Net Income	$113,664	$96,334	$111,318	$96,744	$78,596	$45,695
Add:
Provision for income taxes:
Total	68,853	83,310	53,077	71,061	69,969	2,802
Fixed charges as above	39,147	59,183	46,623	38,183	37,994	19,356

Total earnings, as defined	$221,664	$238,827	$211,018	$205,988	$186,559	$67,853

Ratio of earnings to fixed charges, as defined	5.66	4.04	4.53	5.39	4.91	3.51